November 24, 2015

M. Hughes Bates, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form SF-3 Filed September 9, 2015 File No. 333-206847

Dear Mr. Bates:
We are counsel to Banc of America Merrill Lynch Commercial Mortgage Inc. (the "Registrant").  We have reviewed the remaining comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission provided to Mr. Henry LaBrun by Mr. Arthur Sandel by telephone on September 14, 2015. We have also discussed the Staff's comments with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the "Amendment No. 1") submitted herewith. Included with this letter is a clean copy of the Amendment No. 1 with a copy marked to show changes implemented in response to the requests of the Staff.  In addition to the revisions described below, the Registrant has made certain minor changes to the form of prospectus that are reflected in the marked version as well as conforming changes and certain other minor changes to the form pooling and servicing agreement, also filed with Amendment No. 1. The Registrant is also refiling the form of Depositor Certification for shelf offerings of asset-backed securities (in order to number as Exhibit 36.1). Also, for your convenience, we have separately included change pages for each of the indicated documents.
For your convenience, the Staff's comments are repeated in italics below, followed by the Registrant's responses.  References to page numbers in the Amendment No. 1 are to the marked version.

M. Hughes Bates, Esq.
 November 24, 2015

1.           The cover page appears to suggest that forms of credit support other than subordination may be applicable, but the disclosure in the back (around page 33, for example) states that subordination is the only form of credit support.  Please adjust the cover page language accordingly.
The Registrant has modified the cover page of the form of prospectus in response to the Staff's comment.
2.            Please include a placeholder on the cover page indicating that the information required by Item 1102(h) of Regulation AB will be provided for any interest rate swap counterparty.
The Registrant has modified the cover page of the form of prospectus to include a placeholder for a brief description of the interest rate swap and the identity of the swap counterparty.

The Registrant hopes the Staff will find the above response and the enclosed submission responsive to its comment.  Any questions concerning same may be directed to the undersigned at (704) 348-5149.

Very truly yours,

/s/ Henry A. LaBrun
Henry A. LaBrun

cc:      Leland F. Bunch
 W. Todd Stillerman, Esq.